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                                                                   Exhibit 23.02

              CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


The Plans Administration Committee
Citigroup Inc.:


We consent to the incorporation by reference in the Registration Statements No. 333-25605 and No. 333-78039 on Form S-8 of Travelers Property Casualty Corp. of our report dated June 23, 1999 relating to the statements of net assets available for plan benefits of the Travelers Group 401(k) Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits, for the years then ended, and the supplemental schedules of assets held for investment purposes at December 31, 1998 and schedule of reportable transactions for the year ended December 31, 1998, which report appears in the December 31, 1998 Annual Report on Form-10-K/A-1 of Travelers Property Casualty Corp.


                                   /s/ KPMG LLP



New York, New York
June 28, 1999